iPayment Holdings, Inc,
iPayment, Inc.
126 East 56th Street
New York, New York 10022

June 28, 2013
VIA EDGAR

Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	iPayment Holdings, Inc. and iPayment, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed April 1, 2013
File Nos. 333-177233-19 and 000-50280

Dear Mr. Gilmore:
This letter sets forth the responses of iPayment Holdings, Inc. (“Holdings”) and iPayment, Inc. (the “Company”) (together, the “Registrants”) to the comments contained in your letter, dated May 31, 2013, relating to the Annual Report on Form 10-K of the Registrants for the year ended December 31, 2012 (the “Annual Report”) filed with the Securities and Exchange Commission (the “Commission”) on April 1, 2013.  The comments of the staff of the Commission (the “Staff”) are set forth below in bold/italics and the Registrants' responses are set forth in plain text immediately following each comment. Marked changes indicate proposed revisions to the disclosure in the Registrants' Annual Report.
Form 10-K for the Fiscal Year Ended December 31, 2012

Item 3. Legal Proceedings, page 21

1.
Please identify the former executives subject to your restitution and/or settlement agreements related to the financial misconduct that led to the restatement of your financial statements, and summarize their obligations under those agreements. Also, clarify the nature and extent of the obligations of the non-executive employee group and outside contractors under these agreements. Provide your analysis of whether disclosure of the arrangements with any of these former executives or outside contractors is required by Item 404 of Regulation S-K, and tell us, with a view to disclosure, the respective amounts owed to you by parties to these agreements that are related persons as defined by Item 404(a) of Regulation S-K.

Response to Comment No. 1
In response to the Staff's comment, the Registrants propose to amend the last paragraph of “Item 3. Legal Proceedings - Internal Investigation” and add a new paragraph under the same heading, so as to read as follows (with changed text underlined):

The Company has entered into cooperation and restitution and/or settlement agreements with all the material participants in the misconduct, including those former executive officers and other related persons as described in “Item 13. Certain Relationships and Related Transactions, and Director Independence.” Under the terms of the various agreements, the participants in the misconduct have agreed to certain restrictive covenants and, collectively, to repay to the Company $8.4 million. Of this amount, the Company had collected $0.3 million as of December 31, 2012, and a total of $2.6 million as of the date of this Annual Report. Of the remaining $5.8 million, substantially all of which is secured by liens on real property owned by various participants in the misconduct, approximately $5.4 million is scheduled to be repaid to the Company by no later than July 1, 2016. There can be no assurance, however, that we will be able to recover all or a material portion of the remaining amounts described above.

In addition, the Registrants inform the Staff that one non-executive employee entered into an agreement with the Company that contains the following provisions: (i) an agreement to cooperate with the Company's internal investigation and any future litigation or regulatory inquiries; and (ii) a covenant that the Company will not commence any action against the employee. Another non-executive employee entered into a cooperation and restitution agreement with the Company, pursuant to which that non-executive employee agreed to repay the company a total of $510,000, $260,000 of which was repaid by March 29, 2013, and the remaining $250,000 of which, while not obligated to be repaid prior to October 2022, is expected to be repaid by no later than November 4, 2015. This agreement also contains the following provisions: (i) an agreement to cooperate with the Company's internal investigation and any future litigation or regulatory inquiries; (ii) an agreement to provide transition services to the Company; (iii) an agreement to return Company material, property and information; (iv) an agreement not to solicit the Company's merchants, agents or employees; (v) a covenant that the Company will not commence any action against the employee; (vi) a mutual agreement not to disparage the other party; (vii) a release of claims against the Company; (viii) a deed of trust in favor of the Company on real property owned by the employee securing his outstanding obligations under such agreement; and (ix) the right of the Company to foreclose on the aforementioned deed of trust in the event the remaining $250,000 owed by the employee has not been repaid to the Company by November 4, 2015.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Years Ended December 31, 2012 and 2011, page 30

1.
We note that your results of operations discussion for year ended December 31, 2011 combines the results of the predecessor and successor companies. We do not believe it is meaningful or appropriate to merely combine information for the predecessor and successor periods given the new basis of accounting resulting from the change in control. Instead, in future filings, you should separately discuss the historical results of the predecessor and the successor periods for 2011 as required by Item 303 of Regulation S-K. If you believe that a comparison of pro forma results would provide more meaningful information and/or a more relevant analysis of trends and changes, we will not object if you provide a supplemental analysis comparing the results of the subsequent periods to pro forma results for prior periods where the pro forma information is prepared in accordance with the guidance in Article 11 of Regulation S-X. If you choose to present this pro forma analysis, you should explain to readers how the pro forma presentation was derived, why you believe the presentation is useful, and any potential risks associated with using such a presentation.
Response to Comment No. 2

In response to the Staff's comment, the Registrants propose to separately discuss in their future filings the historical results of the predecessor and the successor periods for 2011 as required by Item 303 of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 8. Long-Term Debt, page 58

1.
We note that iPayment, Inc.'s subsidiaries are guarantors of the 10.25% Notes. We further note that under certain circumstances, the guarantees of iPayment, Inc.'s subsidiaries may be released. Please tell us what consideration was given to the financial statement and disclosure requirements of Rule 3-10(f) and (i) of Regulation S-X with regard to the subsidiary guarantees. Also, please tell us what consideration was given to disclosing the release provisions to the subsidiary guarantees.

Response to Comment No. 3

In response to the Staff's comment, the Registrants inform the Staff that they have given full consideration to the requirements outlined in Items 3-10(f) and (i) of Regulation S-X. The Registrants meet the first three requirements of Item 3-10(f) of Regulation S-X as (i) each of the subsidiary guarantors is 100% owned by the Company; (ii) the guarantees are full and unconditional; and (iii) the guarantees are joint and several. The fourth requirement in paragraph (f) is to include in a footnote condensed consolidating financial information with a separate column for: (a) the parent company; (b) the guarantor subsidiaries on a combined basis; (c) any non-guarantor subsidiaries on a combined basis; (d) consolidating adjustments; and (e) the total consolidated amounts. Notes (1), (2) and (3) to paragraph (f) contain certain exceptions to the consolidating footnote requirement. In reviewing these requirements and exceptions, the Registrants have concluded that presentation in the Annual Report of condensed consolidating financial information of the Company, the guarantor subsidiaries and the non-guarantor subsidiaries in Note 8 to the Registrants' consolidated financial statements would not be meaningful to investors.

The Company has no non-guarantor subsidiaries as all of the Company's subsidiaries are guarantors of the 10.25% Notes. Moreover, the Company's subsidiaries are legacies from past acquisitions that have not as of yet been merged into the Company. As a result, the Company intends to merge all of its remaining subsidiaries into the Company by December 31, 2013. In fact, this process has already begun and the merger of the first four of these subsidiaries into the Company will have been effected by July 1, 2013. Giving effect to these mergers, all assets and operations of the subsidiaries would be integrated into the Company and, as a result, the Registrants' Annual Report on Form 10-K for the year ended December 31, 2013 would not be required to present condensed consolidating financial information under Regulation S-X Item 3-10 as no subsidiaries of the Company would be in existence. In light of the Company's plan to effect these mergers in the very near term, the Registrants do not believe that presentation of condensed consolidating financial information under Regulation S-X Item 3-10 in the Annual Report would be meaningful to readers of their financial statements.

Finally, with respect to disclosing the release provisions to the subsidiary guarantees, the Registrants direct the Staff's attention to the disclosure with respect to release provisions in the risk factor in the Annual Report entitled “Our unrestricted subsidiaries under the indentures governing the Notes will not be subject to any of the covenants in the indentures and will not guarantee the 10.25% Notes, and we may not be able to rely on the cash flow or assets of those unrestricted subsidiaries to pay any of our debt, including the Notes.” The Registrants are of the view that all release provisions provided for in the indenture governing the Company's 10.25% Notes reflect customary market terms for subsidiary guarantees of indebtedness of similar issuers and therefore do not require disclosure other than that already presented in the above risk factor, particularly in light of the Registrants' expectation to merge all subsidiaries into the Company by December 31, 2013.

Item 9A. Controls and Procedures, page 69

1.
We note your conclusions in your disclosure controls and procedures and internal control over financial reporting assessment that your “previously identified material weaknesses continued to exist as of December 31, 2012.” While this disclosure seems to imply that your disclosure controls and procedures and internal control over financial reporting were not considered effective, you have not explicitly stated so. Please tell us and revise to disclose your conclusion regarding the effectiveness of disclosure controls and procedures and internal control over financial reporting as of December 31, 2012. Please refer to Item 307 and Item 308(a)(3) of Regulation S-K.

Response to Comment No. 4

In response to the Staff's comment, the Registrants propose to amend the second paragraph under the heading “Disclosure Controls and Procedures” in “Item 9A. Controls and Procedures” so as to include their conclusion regarding the effectiveness of their disclosure controls and procedures as of December 31, 2012. The paragraph would read as follows:

Beginning in September 2012, in connection with our internal investigation described above, our management, under the supervision and with the participation of our Board of Directors, Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15(c) and 15d-15(d) promulgated under the Exchange Act, of the effectiveness of our disclosure controls and procedures. At that time, the Board of Directors and management concluded that our disclosure controls and procedures were not effective as of December 31, 2009, 2010 and 2011 due to the material weaknesses in our internal controls over financial reporting described below. In connection with the audit of our consolidated financial statements for 2012, the Board of Directors and management concluded that the previously identified material weaknesses continued to exist as of December 31, 2012. Although we began to implement policies and procedures to address these weaknesses following the audit of our restated consolidated financial statements for 2009, 2010 and 2011, we had not completed this implementation as of December 31, 2012. As a result, the Board of Directors and management concluded that our disclosure controls and procedures were not effective as of December 31, 2012.

The Registrants also propose to amend the fourth paragraph under the heading “Internal Control over Financial Reporting” in “Item 9A. Controls and Procedures” so as to include their conclusion regarding the effectiveness of their internal control over financial reporting as of December 31, 2012. The paragraph would read as follows:

Beginning in September 2012, in connection with our internal investigation described above, our management assessed the effectiveness of our internal control over financial reporting as of December

31, 2009, 2010, and 2011 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control Integrated Framework. The Board of Directors and management concluded that our internal control over financial reporting was not effective as of December 31, 2009, 2010, and 2011 due to the five material weaknesses described below. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The existence of one or more material weaknesses precludes a conclusion by management that a corporation's internal control over financial reporting is effective. As a result, the Board of Directors and management concluded that our internal control over financial reporting was not effective as of December 31, 2012. In connection with the audit of our consolidated financial statements for 2012, the Board of Directors and management concluded that the previously identified material weaknesses continued to exist as of December 31, 2012. Although we began to implement policies and procedures to address these weaknesses following the audit of our restated consolidated financial statements for 2009, 2010 and 2011, we had not completed this implementation as of December 31, 2012. In connection with the audit of our consolidated financial statements for 2012 and our ongoing efforts to address the material weaknesses in internal control over financial reporting and the ineffectiveness of our disclosure controls and procedures described in this item, we identified further immaterial embezzlement costs that had previously been accounted for as property and equipment. See Note 2 to our consolidated financial statements “Restatement of Consolidated Financial Statements.”

Item 11. Executive Compensation, page 74

1.
On page 77, you disclose that Mr. Mark C. Monaco received a grant of equity awards pursuant to his employment agreement. Section 3(c) of Mr. Monaco's employment agreement filed as Exhibit 10.28 provides that his equity compensation “shall be determined by the Board and shall be commensurate with the equity awards granted to other senior executives of the Company.” Please describe the factors the Board considered and the basis on which it established the size of Mr. Monaco's award in 2012. In future filings ensure that you provide a meaningful description of the bases on which awards are made and the performance criteria that must be satisfied for the performance units to vest.

Response to Comment No. 5

In response to the Staff's comment, the Registrants propose to amend the seventh paragraph of “Item 11. Executive Compensation - Compensation Discussion and Analysis”, so as to read as follows:

On November 15, 2012, the board granted 324,074.47 phantom units to Mr. Monaco and 24,305.56 phantom units to each of Mr. Ragona and Mr. Metzler.  In determining the size of these grants, the Board considered a variety of factors, including each executive's responsibilities with the Company, whether such executive's performance has met or exceeded the Board's expectations, each executive's anticipated contributions to the Company's growth and performance in the future, aligning such executive's performance with the interests of Holdings' stockholders, comparative market compensation factors for like executives at both privately-held and publicly-held companies, such executive's experience, compensation history and tenure with the Company, and retention of such executive. The Board did not apply a formulaic process or any specific weight to these factors in granting these equity awards, but applied a subjective process that resulted from the Board's business judgment, which was informed by, among other things, the Board members' experience. The Board believes that these awards are sufficient to retain and incentivize these executives in the near future because these awards are comprised of both service-based and performance-based units, which, as described in the Grants of Plan-Based Awards table below, either vest over a four-year period (in the case of service-based units) or upon a change of control or public offering (in the case of performance-based units). Once vested, these phantom units will be settled on the first to occur of (i) a change in control, (ii) the seventh anniversary of the date of grant, and (iii) the executive's termination of employment. In addition, with respect to Messrs. Monaco and Ragona, these awards also satisfied the Company's obligations to these recipients under the terms of their respective employment agreements, although these awards were not made until after the Equity Plan was adopted by the Board. In connection with these grants, Holdings entered into phantom unit agreements with those individuals. The vesting terms of these phantom unit awards are described in the Grants of Plan-Based Awards table below.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 82

1.
On page 48, you indicate that the embezzlement by your former officers, employees, and contractors involved the creation of false obligations to make residual and other payments and overstatement of certain vendor invoices. Please clarify whether any of these fraudulent transactions involved affiliates of your former executive officers, including those previously unknown prior to your internal investigation, which would require disclosure under Item 404(a) of Regulation S-K.

Response to Comment No. 6
In response to the Staff's comment, the Registrants propose to amend the last paragraph of “Item 13. Certain Relationships and Related Transactions, and Director Independence” and add a new final paragraph, so as to read as follows:
As discussed in Note 2 to our consolidated financial statements “Restatement of Consolidated Financial Statements,” which accompanies the financial statements in Item 8 of this report, the Company's internal investigation revealed financial misconduct by certain of the Company's former officers and employees, along with family members, and through entities controlled by them, and certain of its outside contractors, whereby such officers, family members and employees received improper reimbursements and other payments. Such financial misconduct occurred in three principal areas: (i) creation of false obligations to make residual and other payments (which resulted in the Company making such payments in respect of merchant accounts that were not subject to legitimate payment obligations, in certain cases to entities owned or controlled by certain of the Company's former officers and employees or their family members); (ii) overstatement of certain vendor invoices, principally in the information technology area (and subsequent payments from those vendors to certain of the Company's former officers); and (iii) falsification of certain employee expense reimbursements and other payments (resulting in payments to certain of the Company's former officers and employees). The Company believes that the foregoing activities, which generally occurred over a period from the third quarter of 2008 through September 2012, involved a total loss of funds to the Company of approximately $12.1 million.
The Company has entered into cooperation and restitution and/or settlement agreements with the following former executive officers: Robert Torino (former Chief Operating Officer and Executive Vice President of the Company and Chief Operating Officer and Assistant Secretary of Holdings), Nasir Shakouri (former Senior Vice President of Sales and Marketing of the Company), John Hong (former Vice President of Information Technology of the Company) and Bronson Quon (former Vice President and Corporate Controller of the Company). Robert Torino and Nasir Shakouri have agreed to repay, jointly, a total of $7.25 million, $2.55 million of which was paid as of March 29, 2013, and the remainder is expected to be repaid by July 1, 2016. John Hong has agreed to repay the Company a total of $550,000, $50,000 of which was paid as of March 29, 2013, and the remainder is expected to be repaid by September 2027. Bronson Quon, along with his wife, have agreed to repay the Company a total of $120,000, $42,000 of which was paid by March 29, 2013, and the remainder is expected to be repaid by November 2015. Each of the agreements with Robert Torino, Nasir Shakouri, John Hong, and Bronson Quon and his wife, also contains the following provisions: (i) an agreement not to solicit the Company's merchants, agents or employees; (ii) a release of claims against the Company; and (iii) a mutual agreement not to disparage the other party. Each of the agreements with Robert Torino, Nasir Shakouri, and John Hong also includes deeds of trust in favor of the Company on various real properties owned by Messrs. Torino, Shakouri, and Hong, securing their outstanding obligations under such agreements. In addition, Robert Torino's and Nasir Shakouri's agreements include (i) a covenant by the Company not to commence any civil, administrative or other action against certain third parties; (ii) an agreement to return Company material, property and information; and (iii) a release of the Company's claims against Robert Torino and Nasir Shakouri, their families, and affiliated entities. The agreements with John Hong and with Bronson Quon and his wife, also include (i) an agreement to cooperate with the Company's internal investigation and any future litigation or regulatory inquiries; (ii) an agreement to provide transition services to the Company; and (iii) an agreement by the Company not to commence any action against John Hong, Bronson Quon, their families, or affiliated entities.

*          *          *          *
The Registrants are responsible for the adequacy and accuracy of the disclosure in their filings. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. The Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please do not hesitate to call the undersigned at (212) 802-7200 or to send an e-mail to mmonaco@ipaymentinc.com.
Sincerely,

/s/    Mark C. Monaco________________________
Mark C. Monaco, Chief Financial Officer

cc    Carl A. Grimstad, Chief Executive Officer
Philip J. Ragona, General Counsel